UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

Commission File Number 001-36487

Abengoa Yield plc

(Exact name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor

Great West Road

Brentford, TW8 9DF

United Kingdom

Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The sustainable total return company

November 5, 2014 – On the date hereof, Abengoa Yield Plc (“Abengoa Yield”, NASDAQ: ABY), the sustainable total return company that owns a diversified portfolio of contracted assets in the energy and environment sectors, issued a press release announcing the launching of a proposed offering (the “Offering”) of US$255 million in aggregate principal amount of senior notes due 2019 (the “Notes”) exempt from registration under the Securities Act of 1933. In connection with the Offering, Abengoa Yield disclosed the financial information set forth in the “Recent Developments” section below.

Abengoa Yield will release its financial results for the nine-month period ended September 30, 2014 before the opening of the United States market on Friday, November 14, 2014. The information will be published on Abengoa Yield’s website www.abengoayield.com. Abengoa Yield’s CEO, Santiago Seage, and Executive Vice President and CFO, Eduard Soler, will hold a conference call on the same date, with simultaneous webcast, at 10:00am (New York time).

In order to access the conference call, participants should dial +1 866 388 1927 (US) / +44 (0) 2031474609 (UK) / +34 917890972 (Spain). A live webcast of the conference call will be available on Abengoa Yield’s corporate website. Please visit the website at least 15 minutes in advance to the conference call in order to register for the live webcast and download any necessary audio software.

Recent Developments

We are in the process of finalizing our financial results for the nine-month period ended September 30, 2014. Based on preliminary information, our revenue for the nine-month period ended September 30, 2014 is expected to be approximately $269 million, a 75% increase compared with approximately $154 million for the nine-month period ended September 30, 2013. Our operating profit for the nine-month period ended September 30, 2014 is expected to be in the range of approximately $134 to $136 million, compared with approximately $86 million for the nine-month period ended September 30, 2013.

Our Further Adjusted EBITDA for the nine-month period ended September 30, 2014, which includes preferred dividends by Abengoa Concessoes Brasil Holding S.A. (“ACBH”) for the first time during the third quarter of 2014, is expected to be approximately $226 million, a 103% increase compared with approximately $111 million for the nine-month period ended September 30, 2013. Our Adjusted EBITDA for the nine-month period ended September 30, 2014 is expected to be approximately $222 million, a 99% increase compared with approximately $111 million for the nine-month period ended September 30, 2013.

The sustainable total return company

We expect to report a loss before income tax in the range of approximately $7 to $9 million for the nine-month period ended September 30, 2014, compared with a profit before income tax of approximately $9 million for the nine-month period ended September 30, 2013. Our loss attributable to the company for the nine-month period ended September 30, 2014 is expected to be in the range of approximately $13 to $15 million, compared with approximately $22 million profit attributable to the company for the nine-month period ended September 30, 2013. Our cash available for distribution for the nine-month period ended September 30, 2014 is expected to be approximately $28 million, all of which was generated during the three-month period ended September 30, 2014, compared with no cash available for distribution for the nine-month period ended September 30, 2013. We estimate that our Non-Recourse Debt as of September 30, 2014 will be approximately $2,487 million, a 14.1% decrease compared with $2,894.7 million as of December 31, 2013. We also estimate our cash and equivalents to be approximately $265 million as of September 30, 2014, out of which $86 million will be at the Issuer level (after the payment of $35 million to purchase Cofides’ stake in ATS in October 2014), a 25.9% decrease compared with $357.6 million as of December 31, 2013.

We expect to report total assets of approximately $5,779 million as of September 30, 2014, a 2.9% increase compared with $5,614 million as of December 31, 2013. We also expect to report capital expenditures of approximately $82 million for the nine-month period ended September 30, 2014, a 83% decrease compared with approximately $474 million for the nine-month period ended September 30, 2013. In addition, we expect to report depreciation and amortization of approximately $87 million for the nine-month period ended September 30, 2014, a 234% increase compared with approximately $26 million for the nine-month period ended September 30, 2013.

We have not completed the process of reviewing our financial results for the three-month period ended September 30, 2014 and, accordingly, such information is subject to change. The aforementioned results are generally in line with our expectations and budgets, so we are on track to accomplish our targeted levels of cash available for distribution.

Additional Information

Adjusted EBITDA is calculated as profit for the year from continuing operations, after adding back income tax expense/(benefit), share of (loss)/profit of associates, finance expense net and depreciation, amortization and impairment charges of entities included in our unaudited consolidated condensed interim financial statements as of September 30, 2014 and for the nine-month periods ended September 30, 2014 and 2013 (the “Consolidated Condensed Interim Financial Statements”) and audited annual combined financial statements as of and for the years ended December 31, 2013 and 2012 (the “Annual Combined Financial Statements”).

The sustainable total return company

Further Adjusted EBITDA is calculated as profit for the year from continuing operations, after adding back income tax expense/(benefit), share of (loss)/profit of associates, finance expense net (excluding the net income from our exchangeable preferred equity investment in ACBH) and depreciation, amortization and impairment charges of entities included in the Consolidated Condensed Interim Financial Statements and the Annual Combined Financial Statements.

Cash available for distribution refers to the cash distributions received by Abengoa Yield from its subsidiaries minus all cash expenses of Abengoa Yield other than debt service and transaction costs.

About Abengoa Yield

Abengoa Yield is a total return company that owns a diversified portfolio of contracted renewable energy, power generation and electric transmission assets in North America, South America and Europe. We focus on providing a predictable and growing quarterly dividend or yield to our shareholders (www.abengoayield.com).

The information contained herein is not for publication or distribution, directly or indirectly, in any jurisdiction where the distribution of such information is restricted by law, and does not constitute an offer to sell, or solicitation of an offer to buy securities.

This notice and any other documents or materials relating to the issue of the Notes are for distribution within the United Kingdom only to persons who (i) have professional experience in matters relating to investments falling within article 19(5) of the financial services and markets act 2000 (the “FSMA”) (financial promotion) order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Financial Promotion Order or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue of the Notes may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “Relevant Persons”). This notice and any other documents or materials relating to the issue of the Notes are directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this notice an any other documents or materials relating to the issue of the Notes relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

The sustainable total return company

Forward-Looking Statements

This news release contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) and information relating to Abengoa Yield that are based on the beliefs of its management as well as assumptions made and information currently available to Abengoa Yield. Such statements reflect the current views of Abengoa Yield with respect to future events and are subject to risks, uncertainties and assumptions about Abengoa Yield and its subsidiaries and investments, including, among other things, the development of its business, trends in its operating industry, and future capital expenditures. In light of these risks, uncertainties and assumptions, the events or circumstances referred to in the forward-looking statements may not occur. None of the future projections, expectations, estimates or prospects in this presentation should be taken as forecasts or promises nor should they be taken as implying any indication, assurance or guarantee that the assumptions on which such future projections, expectations, estimates or prospects have been prepared are correct or exhaustive or, in the case of the assumptions, fully stated in the presentation.

Factors that could cause the actual results, performance or achievements of Abengoa Yield to differ materially from those that may be expressed or implied by such forward-looking statements include, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which Abengoa Yield does business; changes in government expenditure budgets, reductions in government subsidies or adverse changes in laws affecting Abengoa Yield’s businesses and growth plan; challenges in achieving growth and making acquisitions; inability to identify and/or consummate future acquisitions; legal challenges to regulations, subsidies and incentives that support renewable energy sources; extensive governmental regulation in a number of different jurisdictions; changes in prices, including increases in the cost of energy, natural gas, oil and other operating costs; counterparty credit risk and failure of counterparties to Abengoa Yield’s offtake agreements to fulfill their obligations; inability to replace expiring or terminated offtake agreements with similar agreements; new technology or changes in industry standards; inability to manage exposure to credit, interest rate, exchange rate, supply and commodity price risks; reliance on third-party contractors and suppliers; failure to maintain safe work environments; insufficient insurance coverage and increases in insurance cost; litigation and other legal proceedings; reputational risk; revocation or termination of Abengoa Yield’s concession agreements; variations in market electricity prices; unexpected loss of senior management and key personnel; changes to our relationship with Abengoa, S.A.; and various other factors indicated in the “Risk Factors” section of the Offering Memorandum related to the Notes, the risk factors and other key factors that Abengoa Yield has indicated in its past and may indicate in its future filings and reports could adversely affect Abengoa Yield’s business and financial performance.

The sustainable total return company

Abengoa Yield undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or developments or otherwise.

EVP and Chief Financial Officer Eduard Soler E-mail: ir@abengoayield.com Communication Department Patricia Malo de Molina Meléndez. Tel: +34 954 93 71 11 E-mail: communication@abengoa.com	Investor relations Leire Pérez Tel: +34 954 93 71 11 E-mail: ir@abengoayield.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA YIELD PLC

/s/ Santiago Seage
Name: Santiago Seage
Title: Chief Executive Officer

Date: November 5, 2014